Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of Just Energy Group Inc. [the “Company”] of our reports dated May 14, 2014, with respect to the consolidated financial statements of the Company as at March 31, 2014 and 2013, and for the years ended March 31, 2014 and 2013, and the effectiveness of internal control over financial reporting of the Company as at March 31, 2014, included herein.

We also consent to the incorporation by reference of such reports into the Company’s outstanding registration statements on Form F-3 (No. 333-188184), Form F-10 (No. 333-184289) and Form S-8 (No. 333-183954) that have been filed with the Securities and Exchange Commission.

Toronto, Canada,	/s/ Ernst & Young LLP
May 30, 2014	Chartered Accountants
Licensed Public Accountants